Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

December 13, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 13, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from AleAnna, Inc**.** (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,